DiVall Insured Income Properties 2, L.P.
Quarterly News

November 15, 2019

New Toll-Free Number

It may be easy to miss the new toll-free number noted below in contact information so we will repeat it prominently. The new number is 1-844-932-1769

Prospects for a Stabilized Cash Flow in 2020 and Expected Distribution Increases

As you all know, 2019 was quite a year of transition for your partnership with a new tenant; reopening a Wendy's destroyed by fire in 2018; as well as the continued operation of our Applebee's franchisee after a reorganization bankruptcy.

I would expect that most of you would like to see how we came through our challenging 2018 and 2019 on a per unit basis. So, let's summarize the increasing visibility of expected improvements in 2020 cash flow in terms of additional dollars distributable per unit:

	Expected "per unit" increase in 2020 distributions over 2019 Actual
Percentage Rent… Current trends of increased sales in excess of projections for 2019 payable on February 15, 2020 …………………………………	$2.00
Expense Savings… We expect continued savings in 2020 from outside professional services including a change of auditors; re-negotiated investor relations services; continued reduction in legal services costs; and the absence of brokerage commissions for the lease with Brake4Less…..	$3.00
Brakes4Less… After twelve months of abated rent we will receive 7 ½ months of rent in 2020, as well as a full twelve months assumption by the tenant of property taxes, insurance and other property expenses …………………………………	$1.00
Expected "per unit" increase in distributions for 2020 over 2019 ………………………………………………	$6.00
2019 Distributions	$17.28
Expected 2020 Distribution	$23.28
Percentage Increase	34%

I would expect 2021 to continue our growth in percentage rent distributions.

-Bruce Provo

DIVALL INVESTOR RELATIONS CONTACT INFORMATION:

MAIL: DiVall Investor Relations
c/o Phoenix American Financial Services, Inc
2401 Kerner Blvd.
San Rafael, CA 94901

PHONE: 1-844-932-1769 NOTE NEW NUMBER

FAX: 1-415-485-4553

Wendy's 3013 Peach Orchard (Augusta, GA)

As mentioned last quarter, this store (destroyed by fire in 2018) re-opened on June 18, 2019 to record sales. As way of an update, this store reached its percentage rent breakpoint in the third full month of operations. The store is averaging $250,000 per month in sales. Even reducing the average monthly sales by 20% going forward to $200,000 would result in percentage rents being earned in 2020 for the 5 ½ months closed in 2019 (not impacting 2019 earnings) by $80,000 (which would be included in the February 15, 2021 distribution) representing almost $2/unit.

Distribution Highlights

- **$100,000 ($2.16 per unit)** will be distributed for the third quarter of 2019 on or about November 15, 2019.
- Since the Partnership's initial "investable" capital raise of $39 million (net of $7 million of syndication fees) in the early 1990's; the Partnership has distributed approximately $78 million to investors, from both operations and strategic sales.

QUESTIONS & ANSWERS

- *When can I expect to receive my next distribution mailing?*
  Your distribution correspondence for the Fourth Quarter of 2019 is scheduled to be mailed on or about February 15, 2020.
- *How can I obtain hard copies of Quarterly and Annual Reports or other SEC filings?*
  Please visit the Investor Relations page at the Partnership website at www.divallproperties.com or the SEC website at www.sec.gov to print a copy of the report(s) or contact Investor Relations.
- *How do I have a question answered in the next Newsletter?*
  Please e-mail your specific question to Lynette DeRose at lderose@theprovogroup.com or visit the Investor Relations page at www.divallproperties.com.
- *I've moved. How do I update my account registration?*
  Please mail or fax to DiVall Investor Relations a signed letter stating your new address and telephone number. Updates cannot be accepted over the telephone or via voicemail messages.

Access to Additional Financial Information

For further quarterly 2019 unaudited financial information, see the Partnership's interim financial reports filed as part of the Partnership's Form 10-Q. A copy of this filing and other public reports can be viewed and printed free of charge at the Partnership's website at www.divallproperties.com or at the SEC's website at www.sec.gov. The Partnership's 2018 Annual Report on Form 10-K was filed with the SEC on April 1, 2019, which also can be accessed via the websites listed.